EXCLUSIVE AGENCY LICENSING AGREEMENT


Whereas The Ukrainian Academy of Agricultural Sciences / Institute of Bast Crops aka Hemp Institute, collectively hereinafter referred to as "Institute" is desirous of entering into a business relationship with Consolidated Growers and Processors, Inc. hereinafter referred to as "CGP" wherein Institute will be the Licensing Principal for the development and distribution of industrial hemp seed and CGP is desirous of entering into a business relationship with Institute wherein CGP will be the Licensing Agent for the distribution of industrial hemp seed, the following Agreement represents the formalization of these desires and understandings. This Agreement shall by binding upon the Parties hereto when duly executed by the Parties hereto.

1. The effective date of this Agreement shall be September 30, 1997. This Agreement is made pursuant to that certain Memorandum of Understanding between Institute and CGP dated August 24, 1997. Upon execution, this Agreement will replace, supercede and nullify said Memorandum of Understanding.

2. The term of this Agreement shall commence on October 1, 1997 and continue until canceled by either Party hereto upon providing three (3) years notice to the other Party, via the notice provisions contained herein.

3. The purpose of this Agreement shall be for Institute to exclusively license to CGP certain Industrial Hemp registered seed varieties to which Institute was the breeder and holds exclusive development rights. These specific seed varieties are as identified within this Agreement. Institute represents that it has not entered into similar arrangements with any other entities relative to the exclusive license territories identified herein. Institute represents that it has developed, holds breeders rights and has full control of a industrial hemp seed bank which contains approximately 400 registered varieties of seeds. Under this Agreement, Institute will provide professional seed production services for CGP on an exclusive basis for the varieties of seed identified in Paragraph 4 of this Agreement in the following geographic territories:

North America;
Central America;
South America;
Africa;
New Zealand and
Asia (excluding the countries of the former Soviet Union)

Institute shall manage and oversee any and all activities, whether by Institute or its other Licensees or their Sub Licensees, in any and all geographical areas in which CGP does not have an exclusive license, such that any such activities do not interfere with activities of CGP in its areas of exclusive license. Institute shall be responsible to CGP for any and all damages to CGP resulting from Institutes' lack to so manage or oversee.

Determinations regarding shipment of product to exclusive territories of CGP shall be defined as the ultimate location at which a product is utilized.

4. The varieties of seed covered by and under this Agreement consist of the following:

Glukhovskaja 33;
Zolotonoshskaja odnodomnaja 11 (Zol. USO-11);
Zolotonoshskaja 13;
Zolotonoshskaja 15;
USO 14;
USO 16 and
USO 31

Varieties shall be defined as germ plasm presently developed and germ plasm to be developed by Institute.

Institute represents and certifies that these varieties have been tested and are suitable for planting on a commercial scale. Institute also represents that it will assist CGP in identifying farmers who are interested in planting and growing these seed varieties and is not aware of any superior product developed by either Institute or third parties which would render these seed varieties commercially, functionally or economically obsolete or non-competitive.

5. Institute hereby authorizes CGP to further license or sub-license any and all seed varieties licensed to CGP under this Agreement to third party sub-licensees. All costs of such sub-licensing arrangements, including the cost of pre-trials, registration trials and any related license or sub-license fees, shall be born by CGP, except those administrative costs of Institute. In the event that CGP does issue sub-licenses, Institute will not be responsible for dealing directly with any such CGP sub-licensees. CGP hereby agrees to bind its sub-licensees to all applicable provisions of this Agreement. CGP further shall limit Institute supplied confidential data available to sub-licensees to that which is required for the successful
performance of respective Sub-licensee.   Sub-licenses may be awarded by CGP
in the country of seed development.

6. Institute hereby grants and conveys to CGP the plant breeder rights (Plant Variety Protection) for the varieties stated in Paragraph 4 above in the geographical areas indicated in Paragraph 3 above. Institute agrees to fully cooperate in, and pay any and all costs pertaining to, the acquisition and maintenance of said breeder rights in each political subdivision within the geographical areas so indicated from any third party which may hold or claim to hold any such rights, or attempt to challenge the holding of such rights by CGP. Institute shall fully indemnify CGP, including any and all legal fees or other costs, in perfecting or maintaining said breeder rights conveyed under this Agreement.

7. Institute shall, at its sole cost and expense, make available to CGP Breeder Seed on the terms contained in Paragraph 8 below, and will cooperate with CGP for the seed production and "Maintenance of the Variety" in the sequence as follows:

1) Breeder Seed;
2) Select Seed;
3) Foundation Seed;
4) Registered Seed and
5) Certified Seed

All production seed sold to CGP or CGP customers shall be pedigree seed. Institute and CGP both agree to sell only pedigree seed and will work with users of the seed to preserve the pedigree. CGP shall market Certified Seed only.

8. Institute hereby agrees to sell to CGP and CGP agrees to purchase from Institute, seed for testing. Such quantities shall be as determined by CGP. The purchase price to CGP for any such seed for testing shall be One Thousand Five Hundred United States Dollars (US$1,500.00) per metric ton, delivered FOB a reasonable port nearest the seed point of origin which regularly handles containerized cargo. Payment of the price per ton shall be made in advance at the time the order for seed for testing is placed.

Institute agrees not to sell seeds to any other entity at a price less than the price charged to CGP, except for sales of seed sold for testing purposes to the countries of the former Soviet Union.

CGP shall not pay a royalty to Institute of seed that CGP purchases for testing purposes.

CGP shall endeavor to place orders for testing seed with Institute by January 2 of the year in which respective is required. Institute shall be under no obligation to produce or deliver testing seed for orders placed by CGP subsequent to January 2 in which delivery is contemplated.

9. The breeding program is to be performed with breeding material from Institute. Institute warrants that it has the full and unencumbered right to use of the selected breeding material and that CGP will not be liable for any royalties to any other entities pertaining to this breeding material.

10. Institute and CGP hereby agree that Institute will offer CGP the first right of refusal to exclusively license any and all new varieties of industrial hemp seed developed by Institute which have a lineage stemming from one or more of the varieties exclusively licensed under this Agreement, on the same terms, criteria and conditions provided in this Agreement. Institute and CGP shall endeavor to jointly register the new varieties with any and all jurisdictions and in any and all locations provided for in this Agreement as CGP may designate.

Institute and CGP agree to jointly submit an application for registration of the new varieties as soon as the varieties are sufficiently developed and tested to allow a registration application to be submitted. It is anticipated that this process will lead to the ability to market Certified Seed of the newly developed varieties.

11. Institute agrees to supply seeds, for both testing and sales purposes to CGP on a timely basis. Institute further represents that it has a sufficient quality control program in place to ensure that all seed products shipped by Institute shall be of good and consistent quality. The quality of all seeds supplied by Institute shall be consistent with applicable EU standards, unless a case by case deviation is required and approved by CGP for specific shipments of seed destined to specific geographic areas. Institute shall indemnify CGP for any costs or losses resulting from Institute providing products of an inferior or inconsistent quality.

12. In the event that either Institute desires to sell or otherwise dispose of their right to royalties and / or license fees for varieties which are licensed to CGP under this Agreement, the Institute shall offer the right of first refusal to acquire said rights to CGP.

13. Institute shall keep CGP advised on a periodic basis of planned and actual work activities and accomplishments toward the maintenance of the seed varieties covered under this Agreement and the development of new varieties on which CGP would have the first right of refusal to license as provided for in this Agreement. CGP shall at all standard business times have full rights to review and copy all relevant material regarding the breeding maintenance program as it pertains to varieties for which CGP has any exclusive license. Representatives of CGP shall additionally have the right to visit the Institute facilities and any other locations used for breeding processes under this Agreement. CGP will endeavor inform Institute of anticipated visits one week in advance.

14. Royalties shall be paid to Institute for all Registered or Certified seed sold by CGP. The amount of such royalty shall be five percent (5.0%) of the sales amount for bare seed sold by CGP. In the event that CGP treats or otherwise modifies the seed prior to sale, the royalty payable to Institute shall be calculated based solely on the value of the bare seed prior to the treatment or modification. Additionally, the cost of any packaging, insurance, taxes, duties, transportation or other non-production expenses shall be excluded from the amount on which the royalty is calculated.

15. An accounting of royalties and any other amounts due to Institute by CGP shall be made, in arrears, on an annual basis as of December 31 of each year. The results of this accounting shall be submitted by CGP to Institute by February 15 of the following year. Payment to Institute shall be remitted by CGP prior to February 15 of the year following the year to which payment pertains. Payment to Institute shall be made without setoff, except as provided for or mandated by law. At their expense, Institute shall have a reasonable opportunity to review the basis of the annual accounting in the offices of CGP. Any dispute regarding the amount due to Institute shall be settled by an accountant of CGP and an accountant of Institute mutually agreeing upon and selecting an impartial third accountant to make a determination of fact as to the amount due by CGP to Institute. The cost of any such third accountant shall be evenly shared and paid for by CGP and Institute.

CGP shall be fully responsible for obtaining any required authorizations or permissions that may be required to export funds from a country from which all or a portion of a payment to Institute may originate.

All taxes and other amounts which are due to a country into which products are imported shall be collected by CGP and remitted to said country by CGP.

Institute will be responsible for the payment of any taxes which are lawfully due and payable by Institute resulting from generation and / or earning of its royalties in any specific country.

Payments shall be remitted by CGP as follows:

Account Number 070805
"Ukraina"
Glukhiv, Sumskoi District
MFO
337074
EKPO 00497845

16. In consideration of the royalties, payable to Institute by CGP, Institute shall provide all required technical advice, knowledge and know-how requested by CGP, or Sub-licensees of CGP, at no additional cost to CGP.
Such technical advice, knowledge and know-how may take many forms including printed literature, video tapes and other media, in addition to presentations, demonstrations and responding to specific questions from CGP. In the event that an answer to a question is not immediately available or Institute later determines that information supplied by Institute was not fully correct, Institute shall respond with correct information on a priority basis. In the event that in the opinion of CGP, such technical advice, knowledge or know-how is best provided outside of the Institute offices, CGP will pay all reasonable costs of technical equipment or material transportation and personnel travel, lodging and per diem for Institute experts while providing technical advice, knowledge or know-how to CGP away from the Institute offices. Under these same terms, CGP may request and Institute shall provide technical specialists or representatives to assist CGP in marketing efforts. The quantity of Institute personnel, including, when practical, the specific individuals, which participate in any technical or marketing presentation shall be as mutually agreed between CGP and Institute.

Institute may it its cost and expense, visit CGP facilities for the purposes of gathering technical information or feedback or to evaluate CGP quality control procedures. The frequency of any such visits shall be at the discretion of Institute but shall not be so unreasonable frequent as to impact CGP productivity. Institute shall also have the right, at its cost and expense, to observe planted product in an effort to establish and maintain Seed Production and Maintenance of Variety.

17. The scope of this Agreement provides for the development of new seed vanities by Institute if mutually agreed by the Parties hereto. In the event that new seed varieties are to be developed under this Agreement, the specifics shall be identified in a document identified as Attachment "A". All terms and conditions of this Agreement shall control any Exhibit "A" attachments hereto. A blank Exhibit "A" format is attached hereto as Exhibit "A".

18. Institute hereby guarantees all licensed product to CGP, sub-licensees and ultimate user of product. If any product supplied by Institute is found to be defective, Institute shall 1) replace produce, 2) pay all transportation, shipping, insurance, taxes and duties on replacement product to point of utilization by ultimate user, 3) pay the cost of removal of defective product, 4) pay the cost or replanting if defective product was planted prior to discovery of its' defects and 5) indemnify CGP for any losses or legal fees. Institute also guarantees the accuracy, thoroughness and quality of documentation supplied by Institute to CGP.

19. Institute hereby agrees to provide and supply any and all documentation, certificates or certifications, at its sole cost and expense, required to prove title to any product delivered under this Agreement and any other documentation which may be required by any customs or other governmental agency of a country to which product is ultimately being shipped. Institute shall advise CGP regarding any illegality of shipping a product to or through a country or territory during transportation to its stated ultimate point of utilization or any illegality of introducing a product to the stated ultimate point of utilization.

20. Institute hereby agrees to provide and supply all documentation, certificates or certifications, at its sole cost and expense, as may be required by any customs, agricultural or other jurisdictional authority relative to the importation or utilization of licensed seed in any geographic
area for which its importation is provided for under this Agreement.   Such
documents include, but are not limited to OECD tags.

21. CGP shall actively endeavor to create, develop and expand a market for the commercial varieties which are exclusively licensed under this Agreement. For those products, CGP will handle all customer inquires, coordinate distribution activities and provide customer service functions in a professional manner for the exclusive geographic areas. Institute shall refer all potential marketing or sales leads for product to CGP from potential customers or purchasers for shipment to the exclusive territories of CGP. CGP shall not be required to maintain an active sales, marketing or other organization or presence in any particular geographic area. If warranted by the demand in any of the geographic areas covered by this Agreement, CGP will be responsible for initiating, handling and financing experimental tests and seed registration. CGP will report to Institute on a regular basis on all current inquires and report on the status of previous inquires on a monthly basis.

22. CGP shall forfeit its rights to the exclusive agency license provided under this Agreement in the event that for a period of two (2) years CGP fails to pay for seeds ordered for testing purposes or fails to place orders with Institute for seed destined for production utilization by third parties.

23. Except as provided for in Paragraph 2 above, this agreement may be terminated by either Institute or CGP only for cause, upon providing thirty five (35) calendar days notice of default to the other party. The other Party shall have thirty (30) calendar days to cure such default or advise the Party claiming default that it is not in default. In the event that the alleged default is not cured at the end of the thirty (30) calendar day period, the Party claiming default shall advise the Party alleged to be in default that the time to cure the default has expired and the Agreement shall be terminated on the thirty fifth (35th ) day from the date of the original notice.

24. Each Party hereto shall designate an authorized representative to administer this Agreement on their behalf. This designated individual may be changed from time to time upon advising the other Party in accordance with the provisions of this Agreement.

The initial authorized representatives shall be as follows:

CGP			Dr. Gero Leson, President
Institute		Dr. Pavel A. Golobrod'ko, P. A., Director

For purposes of this Agreement, Institute of Bast Crops, through its authorized representative, is fully authorized to act on behalf of Ukrainian Academy of Agricultural Sciences.

25. Institute hereby agrees, that for a period of six (6) months following termination of this Agreement, not to contact any Clients or potential Clients of CGP.

26. Nothing contained within this Agreement shall be construed as authorizing or giving either Party the authority to sign contracts, agreements or purchase orders, or similar documents, or to obtain financing or to acquire or dispose of assets, on behalf of the other Party.

27. Institute hereby grants CGP the right of first refusal to purchase any seed for any purpose within its exclusive geographic territory. This right shall include, but not be limited to, the right to purchase seed for pressing for food oil and seed cake for food products. CGP and Institute shall attempt to explore the possibility of working jointly toward the production and processing of seeds for industrial applications and food.

28. Institute and CGP understand that in the performance of this Agreement, they may have access to certain proprietary, trade secret or confidential information, including but not limited to Seed Breeder data, agreements and future plans of the other Party hereto, which is the property of the other Party. Both Institute and CGP hereby agree not to divulge or disclose, or assist in divulging or disclosing, any such proprietary, trade secret or confidential information to any third party, or to utilize any such information, without the prior written permission of the other Party. This provision of this Agreement shall continue in full force and effect and extend for a period of five (5) years after termination of this Agreement. Both Parties further agree not to entice, or to assist in enticing, any employee, consultant, Client, investor, vendor, supplier or joint venture partner to leave or modify its relationship with the other Party during the term of this Agreement and for a period of five (5) years thereafter, without the prior written permission and authorization of the other Party.

29. Institute hereby warrants that it has and holds all required authorizations, licenses and permits to conduct the business contemplated in this Agreement. Institute further warrants that it is experienced in conducting similar types of business. Institute additionally warrants that it has the legal standing and capacity to enter into this binding Agreement and that execution or fulfillment of this Agreement will not conflict with or violate any other to which Institute is a Party.

30. CGP shall have the right to develop marketing, advertising and related content, formats and campaigns, which may include the use of any trademarks or other proprietary property of Institute. Such efforts shall be at the sole expense of CGP and shall not be subject to review or approval by Institute.

31. The parties hereto shall be released from the performance of their responsibilities in a timely manner and fulfilling the conditions of this Agreement in case of force majeure, which could not be foreseen at the time of signing this Agreement. Examples of force majeure include, but are not limited to, decisions of governmental authorities which make the fulfillment of an obligation either impossible or illegal, military actions, acts of God, extremely abnormal climatic conditions, strikes, transportation calamities and natural disasters.

32. Institute warrants and guarantees that it has the legal capacity to negotiate and execute this Agreement to appoint CGP as their exclusive agent as defined in this Agreement and that Institute is the true and legal owner of the varieties which are the subject matter hereof.

33. Time is of the essence for this Agreement.

34. Any claims or controversy arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration and judgement upon the award may be entered in any court having jurisdiction. Prior to either Party submitting a dispute to Arbitration, both Parties shall attempt to resolve such dispute by non-binding mediation.

35. This Agreement may not be assigned by either Party hereto without the written authorization of the other Party hereto.

36. This Agreement contains the entire agreement and understanding between Institute and CGP pertaining to the subject matter hereof.

37. Any notices required to be given under this Agreement shall be mailed by certified or registered mail, postage prepaid, via the national postal system in the country of origin or sent by Federal Express. Any such notices shall be deemed to have been received upon receipt. The addresses for such notices shall be as follows. Either of these addresses may be changed by notifying the other Party in accordance with the provisions of this Agreement.

CGP						                      Institute
Consolidated Growers           Institute of Bast Crops
and Processors	                45 Lenina Street
P. O. Box 2228                 245130 Glukhiv
Monterey, CA					              Sumy Region
93942                          Ukraine
USA

38. The failure of any Party hereto to insist upon the performance of any term or provision contained herein or to enforce any right provided hereunder, in any one or more instances, shall not be construed as a waiver or relinquishment of the right to require the future performance of any such item, term, right or provision.

39. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or impair the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted, except in cases where such unenforceable provision is a basic prerequisite for either Party or both Parties hereto to perform under this Agreement. In such cases, the Parties shall negotiate in good faith to agree upon a new enforceable provision as a substitute for the provision found enforceable.

40. Any modification to this Agreement must be in writing, signed by the Parties hereto.

41. The use or reference to the singular and the masculine genders shall be read and construed as plural or the feminine or neuter genders wherever this Agreement so requires.

42. This Agreement may be executed in one or more counterparts, by facsimile transition or otherwise, each of which copies, when executed, shall be deemed an original, and it shall not be necessary to produce or account for more than one such counterpart to prove this Agreement.

43. This Agreement shall be governed by the laws of the State of California, United States of America and any dispute shall be arbitrated as identified in Paragraph 34 above under the laws of Switzerland pursuant to the regulations of the FIS International Seed Organization.

44. Each of the Parties hereto shall execute or cause to be executed, all such further documents as may be necessary or reasonably required to carry out the intent and purpose of this Agreement.

45. In witness hereof, Institute and CGP have executed this Agreement on the dates indicated below:


/s/ GERO LESON
Date 2/14/98
Consolidated Growers and Converters, Inc., a Delaware Corporation
By Gero Leson, President


/s/ PAVEL A. GOLOBORODKO
Date 1/14/98
Institute of Bast Crops
By Pavel A. Golobrod'ko


Validated, Endorsed, Cosigned, Concurred and Guaranteed By:


/s/ VICTOR SITNIK
Date 1/14/98
The Ukrainian Academy of Agricultural Sciences
By Victor Sitnik


                                EXHIBIT A

      AMENDMENT TO AGREEMENT FOR DEVELOPMENT OF NEW SEED VARIETIES

Item #3 in the Exclusive Agency Licensing Agreement dated effectively September 30, 1997 shall

Include AUSTRALIA in the "geographic territories" that CONSOLIDATED GROWERS & PROCESSORS INCORPORATED shall represent THE UKRAINIAN ACADEMY OF AGRICULTURAL SCIENCES / INSTITUTE OF BAST CROPS.

All other terms and conditions outlined in the Exclusive Agency Licensing Agreement shall remain the same. A copy of this Exclusive Agency Licensing Agreement is attached hereto and made a part hereof as "Exhibit A."


/s/ SUSAN M. BRANA
Date 11/5/98
Susan M. Brana, Chairman and Corporate Secretary
CONSOLIDATED GROWERS & PROCESSORS, INCORPORATED


/s/ PAVEL A. GOLOBORODKO
Date 11/16/98
Pavel A. Goloborodko
Institute of Bast Crops


/s/ VICTOR SITNIK
Date 11/16/98
Victor Sitnik
The Ukrainian Academy of Agricultural Sciences